FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 21, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 21, 2003                                     By: VICTORIA LLEWELLYN
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr L Shapiro        The Administrators of the GlaxoSmithKline Scientific
                    Advisory Board Share Allocation Plan notified
                    GlaxoSmithKline plc on 19 March 2003 that 399 American
                    Depository Shares (ADS) had been purchased for Dr Shapiro at a price of $37.210 on 19 March 2003 as per the share election arrangements for the Scientific Advisory Board.
                    Dr Shapiro was also notified of this change on 19 March 2003.



SM Bicknell
Company Secretary
20 March 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


19 March 2003      Abacus (GSK)  Trustees  Limited,  as trustee of the
                   GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 4,674 Ordinary Shares in the Company at a price of(pound)11.885 per Ordinary Share.

                   Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 6,986 Ordinary Shares in the Company on behalf of participants of the Glaxo Wellcome 1999 Long Term Incentive Plan.

The Company was advised of this transaction on 20 March 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

21 March 2003

20 March 2003

GlaxoSmithKline PLC

                            GSK Share Re-Purchases

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 862,000 of its ordinary shares at a price of 1159.1233p per share.